
Lifted Genetics
East Coast Craft Cannabis
Investor Presentation

Mission Statement



Our mission is to grow the best premium cannabis flower and to establish an innovative craft cultivation brand that is highly sought after by licensed dispensaries and connoisseurs in Massachusetts.

The Problem



Massachusetts currently lacks the cultivation facilities needed to meet the state's demand for cannabis.

Supply shortage has led to some of the highest wholesale cannabis prices in the nation, with a pound of premium indoor flower currently selling for $4,000 in Massachusetts.

Lack of high-quality cannabis flower for connoisseurs.

Craft cannabis has yet to arrive in Massachusetts, presenting a lucrative opportunity for Lifted Genetics to capitalize on this underserved market niche.



Market Analysis

National sales hit a record high of $17.5 billion in 2020, a 46% increase from 2019

Statewide approval is continuing to increase with 36 states allowing for medical use and 18 states for recreational use

U.S sales are predicted to surpass $41 billion by 2026

The Massachusetts Market




01

CANNABIS SALE SURGE

Recreational sales in Massachusetts are projected to exceed $1.4 billion by end 2021, a 58% increase from 2020


02

INCREASING CONSUMER DEMAND

From 2019 to 2020 the cannabis consuming population in Massachusetts increase from 33% to 41%


03

MARKET GROWTH

Over the next three years to 2024, Massachusetts' cannabis market is expected to grow at an annualized 22% to $1.35 billion.

Lifted Genetics' Value Proposition

While the majority of cultivators are focused on maxing out production capabilities, Lifted Genetics is preparing to meet the demand of the Cannabis Connoisseur.

Lifted Genetics is poised for growth within the sector, by having a hand in cultivation from the very beginning. With a proprietary list of customized genetics and techniques, Lifted Genetics is able to curate its plants to meet the needs of every individual.




Lifted Genetics

Business Model

- Building constructed from the ground up, and specifically designed to meet all the needs of a top tier cultivation facility.
- Flower trim will be sold to third-party licensed cannabis extraction companies to be processed into premium cannabis-infused products.
- Acquire top-quality cannabis genetics and develop proprietary cultivars. The menu will consist of 12 premium strains.
- Small-batch grow philosophy and an authentic craft workplace environment, facilitate the company in establishing a loyal consumer base.
- Expansion plans include an additional grow facility and a designated space for continued research and development.
- Eco-friendly and sustainable practices have taken priority in every aspect of the Company's operations.



Cultivation

Cultivation methods include an amalgamations of the latest technologies to tightly control growing conditions and ensure worker well-being.

- Lighting system will include current, proven energy-efficient horticultural LED technology with dimmable photosynthetic photon flux density (PPFD)
- Grow rooms will be equipped with commercial-grade dehumidifiers, mini-split air conditioning units and closed-loop air circulation, filtration, smell-abatement and CO_2-augmentation systems.
- Coco-based soilless medium will be used for the grow operation and a proven proprietary blend of bio-pesticides and beneficial microorganisms will be utilized to ensure a clean, eco friendly, grow environment.
- Liquid inputs include FIFRA 25b products when necessary and microbial teas brewed onsite with proprietary technologies.
- All production spaces will have separate environmental monitoring sensors tied into a central control system for regulation of relative humidity, temperature and CO_2.

Environmental Plan

Products



FLOWER & FLOWER PRODUCTS

Wide variety of unique indica, hybrid, and sativa strains tailored toward obtaining specific effects and health benefits. Flower will be sold as pre packaged buds, pre-rolls, and sweet leaf to third—party retailers and manufacturers.



PROPRIETARY STRAINS & GENETICS

A list of 12 premium strains is being meticulously selected through strenuous phenotyping, and are versatile in meeting the various palate preferences of consumers.

THE ART OF CURING

Through proper curing techniques, the flowers terpenes, cannabinoid profiles, aroma and overall potency are brought to its highest potential.



Primary Target Market




Lifted Genetics

- Craft Cannabis "Connoisseurs" and "Aficionados".
- Consumers who prioritize local and organic purchases
- Experience-Driven Consumers

Marketing Strategies

NETWORKING

Generate partnerships with industry associations, wholesale buyers, and dispensary owners. Word of mouth will play a vital role.

INBOUND AND CONTENT

At a base level, the Company will promote content through at least one key social media channel.

WEBSITE/SEO

A well-optimized website with proper structure, page layout and clear navigation.

IN-HOUSE SALES TEAM

The Company will employ an in-house dedicated sales team to market its products.



Competitive Analysis

GREEN LINE BOSTON CANNABIS

Boston, MA

Green Line Boston (GLB) is currently pre-revenue and plans to become a vertically integrated company engaged in cultivation, processing, white labeling, and retail. The company plans to cultivate top-quality cannabis in a state-of-the-art indoor facility. GLB currently has partnerships with four retail locations and is in the process of launching two branded locations

www.greenlineboston.com

LOCAL ROOTS CANNABIS CRAFTED

Fitchburg, MA
Sturbridge, MA

Vertically integrated company organically growing all flower in greenhouses powered by the sun and nourished with clean water and living soil. Local Roots is a vertically integrated company engaged in cannabis cultivation, processing, and retail.

www.localroots.cc

curaleaf

Oxford, MA
Hare, MA
Hanover, MA

Curaleaf is a premium vertically integrated cannabis brand operating in 23 states, and the largest national retail dispensary brand in the U.S. Curaleaf is known for premium, medical-grade cannabis products, and offers over 150 strains and 100 formulated products in different concentrations.

www.curaleaf.com



Competitive Advantages

MANAGEMENT EXPERTISE

10 years of cultivation experience and knowledge, with 5 years within a commercial setting

FULLY CONTROLLABLE CULTIVATION TECHNIQUES

Handcrafted, organic, small-batch cannabis, with a wide variety of cannabis strains and proprietary custom cannabis genetics

STATE-OF-THE-ART TECH

Utilization of state-of-the-art technologies to maximize operational efficiency

CONTINUED INNOVATION

Expansion plans include designated grow rooms committed to Research and Development

INDUSTRY LEADING EMPLOYEE TRAINING

A strong focus on customer service and a strict adherence to industry laws and regulations

Management Team



MR. MIKE GRIFFITHS|

President of Production

Master Grower with ten years of experience, five within the Massachusetts commercial setting.

Consulted for industry leading cultivation facilities across the country.

Experienced in all aspects of running a commercial operation.



MR. DAVID GRIFFITHS|

Founder & CEO

Proven track record of business start up success.

Produces year after year growth within service industry.

Has handled all facets of running an accomplished business.

MR. GRANT PICKERING|

COO

Over ten years of experience in compliance and regulation.

Vast knowledge in navigating through highly governed industries.

Well-versed on all of the Cannabis Control Commission guidelines.



Organizational Structure


Chief Executive Officer
Chief Operating Officer
President of Production
Finance & Accounting
Security
Legal & Compliance
Human Resources
Marketing & Sales
Cultivation Laborers
Facility Maintenance

Milestones



TIMELINE
Lifted Genetics Timeline
Lifted Genetics
State / National
Licensing
October 2020 Lifted Genetics was awarded a provisional license
2020
Funding
Lifted Genetics is planning on closing their investment raise
2021
Break Ground
April 2022 Lifted Genetics plans to start the build out of their grow facility
2022
First Harvest
August of 2023 Lifted Genetics will have their first harvest
2023
Phase Two
January 2024 Lifted Genetics will begin the build out of their 2nd facility
2024
40 Million
In December of 2026 Lifted Genetics will see 40 million dollars in year-end revenue
2026
National Cannabis Market
Cannabis Market said to reach $41.2 Billion in sales by 2026
2026
2012
Medical
With 63% in favor Massachusetts legalizes medical marijuana
2016
Recreational
With 54% in favor Massachusetts legalizes recreational marijuana
2021
Mass Market
The Massachusetts cannabis market is on pace to exceed 1.2 billion by the end of the year
2021
U.S Market
The cannabis market as a whole is on pace to reach 27.3 billion by the end of the year
2021
Federal Legislation
Senate proposes bill that would allow for the federal decriminalization of cannabis
2025
Future Mass Market
The Massachusetts market is on pace to reach as much as 2.6 Billion by the end of 2025

Start-Up Summary

Use of Start-up Funding	
Long-Term Assets	
Facility Buildout	$5 400 000
Growing Equipment	$1 000 000
Total Long-Term Assets	$6 400 000
Short-Term Assets	
Working Capital	$3 000 000
Inventory	$0
Total Short-Term Assets	$3 000 000
Total Expenses & Assets	
Total Start-up Expenses	$0
Total Start-up Assets	$9 400 000
Total Funding Requirements	$9 400 000

Total Start-up Funding	
Total Amount Being Requested	$9 000 000
Total Funds Already Received	$400 000
Total Funding	$9 400 000
New Start-up Funding Being Requested	
Bank/Debt Financing	$6 000 000
Line-of-Credit (LOC) Requested	$0
Investor Amount Being Requested	$3 000 000
Total Amount Being Requested	$9 000 000
Start-up Funding Already Received	
Owner Contribution	$100 000
Investor Contribution	$300 000
Total Funding Already Received	$400 000
Start-up Capital and Liabilities	
Loss at Start-up (Start-up Expenses)	$0
Total Funds Received & Requested	$9 400 000
Cash Balance on Starting Date	$3 000 000


Lifted Genetics

Projected Income Statement


Projected Operating Highlights By Year ($1,000's)
$50000
$40000
$30000
$20000
$10000
$0
-$10000
2023
2024
2025
2026
2027
Revenue
Gross Margin
EBITDA
Net Profit

Pro Forma Income Statement

$	2023	2024	2025	2026	2027
Revenue	$1 620 000	$10 937 000	$10 906 950	$27 117 900	$43 132 400
Subtotal Cost of Revenue	$463 500	$920 700	$925 600	$2 209 680	$3 682 800
Total Cost of Revenue	$463 500	$920 700	$925 600	$2 209 680	$3 682 800
Gross Margin	$1 156 500	$10 016 300	$9 981 350	$24 908 220	$39 449 600
Gross Margin/Revenue	71,39%	91,58%	91,51%	91,85%	91,46%
Expenses					
Insurance and Fees	$80 000	$80 000	$80 000	$318 000	$318 000
Facility Equipment	$25 400	$0	$76 200	$91 440	$0
Miscellaneous Costs	$3 500	$42 000	$42 000	$166 000	$166 000
Utilities	$540 000	$640 000	$640 000	$2 560 000	$2 560 000
Marketing	$60 000	$60 000	$72 000	$336 000	$336 000
Lease & Property Costs	$48 000	$50 000	$52 000	$216 000	$224 000
Town of Hopedale Sales Contributions	$15 900	$101 600	$101 365	$271 179	$400 860
Community Contribution	$20 000	$20 000	$20 000	$80 000	$80 000
Broker Fee	$180 000	$0	$0	$0	$0
Third Party Human Resource Management	$25 000	$51 500	$53 045	$131 126	$225 100
Third Party Security	$346 680	$428 480	$441 330	$1 136 425	$1 170 525
Third Party Environmental Services	$55 500	$137 196	$141 312	$349 325	$559 664
Construction Manager	$300 000	$0	$0	$0	$0
Depreciation	$102 484	$187 830	$187 830	$751 320	$751 320
Employee-Related Expenses	$378 900	$916 761	$964 010	$2 029 797	$3 303 834
Total Personnel	$835 800	$2 438 696	$2 579 177	$5 540 120	$9 017 471
Total Operating Expenses	$3 017 164	$5 154 063	$5 450 269	$13 976 732	$19 112 774
Earnings Before Interest and Taxes	($1 860 664)	$4 862 237	$4 531 081	$10 931 488	$20 336 826
EBITDA	($1 758 180)	$5 050 067	$4 718 911	$11 682 808	$21 088 146
Interest Expense	$669 859	$551 691	$2 763 041	$2 199 411	$1 564 298
Taxes Incurred	$0	$1 334 685	$1 300 521	$3 388 025	$6 236 088
Net Profit	($2 530 523)	$2 975 862	$467 519	$5 344 052	$12 536 440
Net Profit/Revenue	-156,21%	27,21%	4,29%	19,71%	29,07%

Contact



Lifted Genetics

David Griffiths (CEO)

Email: dave@liftedgenetics.com
Telephone: (774) 217-9567